UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 8)*


                         Curtiss-Wright Corporation
                --------------------------------------------
                              (Name of Issuer)


                                Common Stock
               --------------------------------------------
                       (Title of Class of Securities)


                                231561 10 1
                --------------------------------------------
                               (CUSIP Number)


                               Scott Renwick
                               Unitrin, Inc.
                           One East Wacker Drive
                             Chicago, IL 60601
                               (312) 661-4520
               --------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             November 29, 2001
               --------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

    CUSIP No. 231561 10 1
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Unitrin, Inc.
     95-4255452

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [   ]

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3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A

-------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e)                    [   ]

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6.   Citizenship or Place of Organization
     Delaware

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        Number of          7.   Sole Voting Power
         Shares                 0
      Beneficially         ----------------------------------------------------
        Owned by
          Each             8.   Shared Voting Power
        Reporting               0
         Person            ----------------------------------------------------
          With
                           9.   Sole Dispositive Power
                                0
                           ----------------------------------------------------

                           10.  Shared Dispositive Power
                                0
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)        [   ]

-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0%

-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     HC, CO




Amendment No. 8 to Schedule 13D

     This Amendment No. 8 (the "Amendment") amends and supplements the
Schedule 13D originally filed by Unitrin, Inc. ("Unitrin") on April 6, 1990, as amended by Amendment No. 1 thereto, dated February 28, 1996, Amendment No. 2 thereto, dated March 15, 1996, Amendment No. 3 thereto, dated December 4, 1996, Amendment No. 4 thereto, dated November 6, 2000, Amendment No. 5 thereto, dated January 11, 2001, Amendment No. 6 thereto, dated August 17, 2001, and Amendment No. 7 thereto, dated November 1, 2001. Terms used herein and not otherwise defined have the meanings given such terms in Amendment Nos. 4, 5, 6 and 7 to the original Schedule 13D.

Item 1.  Security and Issuer

     The classes of equity securities to which this Schedule 13D relates are the common stock, par value $1.00 per share (the "Common Stock"), and the Class B common stock, par value $1.00 per share (the "Class B Common Stock"), of Curtiss-Wright Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1200 Wall Street West, Lyndhurst, New Jersey 07071.

Item 5.  Interest in Securities of the Issuer

     As a result of the consummation of the transactions contemplated by the Merger Agreement and the consummation of the Distribution, Unitrin no longer has any interest in either the Common Stock or the Class B Common Stock.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following information:

     On November 29, 2001, Unitrin, Merger Sub and the Issuer consummated the transactions contemplated by the Merger Agreement, including the Recapitalization. Immediately thereafter, Unitrin consummated the transactions contemplated by the Distribution Agreement, including the Distribution. A description of the terms and effects of the Distribution Agreement and the Merger Agreement is included in Item 4 of Amendment No. 4, dated November 6, 2000, to this Schedule 13D, and in Item 6 of Amendment No. 6, dated August 17, 2001, to this Schedule 13D. Copies of the Distribution Agreement and the Merger Agreement are attached to Amendment No. 6, dated August 17, 2001, to this Schedule 13D, as Exhibit 99.1 and 99.2, respectively. A copy of the press release announcing the consummation of the Distribution is attached to this Amendment as Exhibit 99.4.

     The press release attached hereto as Exhibit 99.4 is incorporated by this reference into this Item 6 and the foregoing is qualified in its entirety by reference to such Exhibit 99.4.

Item 7. Material to be Filed as Exhibits

Exhibit                    Description
-------                    -----------

99.4              Press Release issued by Unitrin, Inc. on November 29, 2001.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: November 29, 2001                     UNITRIN, INC.


                                            By:  /s/ Scott Renwick
                                               ------------------------------
                                            Scott Renwick
                                            Secretary



                               EXHIBIT INDEX

Exhibit                    Description
-------                    -----------

99.4              Press Release issued by Unitrin, Inc. on November 29, 2001.